UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On January 11, 2024, AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap Holdings N.V. (“AerCap”), issued $800 million aggregate principal amount of the Issuers’ 5.100% Senior Notes due 2029 (the “2029 Notes”) and $700 million aggregate principal amount of the Issuers’ 5.300% Senior Notes due 2034 (the “2034 Notes” and, together with the 2029 Notes, the “Notes”). In connection with the issuance of the Notes, AerCap is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-260359).

Exhibits

1.1
Underwriting Agreement, dated January 4, 2024, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., AerCap Aviation Solutions B.V., AerCap Ireland Limited, International Lease Finance Corporation, AerCap U.S. Global Aviation LLC, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, Truist Securities, Inc. and MUFG Securities Americas Inc.

4.1
Seventh Supplemental Indenture relating to the 5.100% Senior Notes due 2029 and the 5.300% Senior Notes due 2034, dated as of January 11, 2024, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

5.1	Opinion of Cravath, Swaine & Moore LLP.

5.2	Opinion of NautaDutilh N.V.

5.3	Opinion of McCann FitzGerald LLP.

5.4	Opinion of Morris, Nichols, Arsht & Tunnell LLP.

5.5	Opinion of Smith, Gambrell & Russell, LLP.

23.1	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).

23.2	Consent of NautaDutilh N.V. (included in Exhibit 5.2).

23.3	Consent of McCann FitzGerald LLP (included in Exhibit 5.3).

23.4	Consent of Morris, Nichols, Arsht & Tunnell LLP (included in Exhibit 5.4).

23.5	Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5.5).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: January 11, 2024

EXHIBIT INDEX

1.1
Underwriting Agreement, dated January 4, 2024, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., AerCap Aviation Solutions B.V., AerCap Ireland Limited, International Lease Finance Corporation, AerCap U.S. Global Aviation LLC, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, Truist Securities, Inc. and MUFG Securities Americas Inc.

4.1
Seventh Supplemental Indenture relating to the 5.100% Senior Notes due 2029 and the 5.300% Senior Notes due 2034, dated as of January 11, 2024, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

5.1	Opinion of Cravath, Swaine & Moore LLP.

5.2	Opinion of NautaDutilh N.V.

5.3	Opinion of McCann FitzGerald LLP.

5.4	Opinion of Morris, Nichols, Arsht & Tunnell LLP.

5.5	Opinion of Smith, Gambrell & Russell, LLP.

23.1	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).

23.2	Consent of NautaDutilh N.V. (included in Exhibit 5.2).

23.3	Consent of McCann FitzGerald LLP (included in Exhibit 5.3).

23.4	Consent of Morris, Nichols, Arsht & Tunnell LLP (included in Exhibit 5.4).

23.5	Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5.5).